UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Pricing of Private Offering

On November 7, 2025, PS International Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Offering”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share (the “Ordinary Shares”), of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,” and collectively with the Ordinary Shares and the Pre-Funded Warrant, the “Securities”) to purchase up to two Ordinary Shares, at an offering price of US$1.80 per unit. The gross proceeds of the Offering are expected to be up to approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, excluding any proceeds from the exercise of any Pre-Funded Warrant or Warrant.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital and business expansion. The Offering is expected to close on or about November 11, 2025, subject to the satisfaction of customary closing conditions.

Joseph Stone Capital, LLC is acting as the placement agent for the Offering.

The Securities are being offered in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the United States Securities and Exchange Commission to register the resale of the Securities within twenty (20) calendar days after closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: November 7, 2025

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